UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves Strategic Plan 2050 and Business Plan 2025-2029
—

Rio de Janeiro, November 21, 2024 – Petróleo Brasileiro S.A. - Petrobras informs that its Board of Directors approved, at a meeting held today, the Strategic Plan 2050 (SP 2050) and the Business Plan 2025-2029 (BP 2025-29). During the development of the Plans, the Board of Directors took part in discussions with the technical areas and the Executive Board, leading to the conclusion and approval of the final document.

To reinforce its long-term vision, Petrobras has separated its plan this year into two parts: the SP 2050, which aims to reflect on the future of the planet and how the company wants to be recognized in 2050; and the BP 2025-29, with short and medium-term goals, which aim to build the company's path to the future based on its strategic positions.

The Strategic Plan 2050 preserves Petrobras' vision of being the best diversified and integrated energy company in value generation, building a more sustainable world by balancing the focus on oil and gas with diversification into low-carbon businesses (including petrochemical products, fertilizers, and biofuels), sustainability, safety, respect for the environment, and full attention to people.

On the BP 2025-29 horizon, Petrobras forecasts investments of US$ 111 billion, with US$ 98 billion in the portfolio of projects under implementation and US$ 13 billion in the portfolio of projects under evaluation, consisting of opportunities with a lower degree of maturity and subject to additional financing studies before the execution begins. The total investment expected for the next five years is 9% higher than the volume projected in the last Strategic Plan 2024-28+.

Petrobras has the competitive edge of low-cost oil production and one of the lowest carbon footprints in the world. These conditions make it possible to reconcile leadership in the just energy transition with responsible oil and gas exploration in the country, in order to keep future production levels close to the current ones. Therefore, Petrobras' planning incorporates the ambition that the company should maintain its current relevance in supplying energy and in the economic development of Brazil, rising from 4.3 exajoules (EJ) in 2022 to 6.8 EJ in 2050, preserving Petrobras' representativeness at 31% of Brazil's primary energy supply. In addition, Petrobras reaffirms its ambition to neutralize its operational emissions by 2050.

In the five-year period from 2025 to 2029, the company will focus its efforts on taking advantage of these opportunities in the oil and gas market, with a focus on replacing reserves, increasing production with a lower carbon footprint and expanding the supply of more sustainable and higher quality products in its portfolio.

From a financial perspective, the priority is a more adequate, flexible and efficient capital structure, with cash generation higher than investments and financial obligations, while maintaining solid project approval governance, which guarantees profitable investments approved only with a positive net present value (NPV) in a robust scenario. With high-return projects, the company aims to ensure that the value generated is distributed to society through dividends and taxes.

Breakdown of investment portfolios (CAPEX)

Energy transition CAPEX is transversal and totals US$ 16,3 billion

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Annual distribution of investments (CAPEX) in the Portfolio under Implementation

* Sanctioned projects are those with spending authorization.

Exploration and Production (E&P)

With total investments of US$ 77.3 billion planned for the five-year period of the Plan (5% higher than in the previous plan), the Exploration and Production (E&P) segment is allocating around 60% to pre-salt assets, consolidating a major investment phase in this province and its competitive edge, through better quality oil production, with lower costs and lower greenhouse gas emissions. At the same time, the company is carrying out major revitalization projects (REVITs), seeking to increase recovery factors in mature fields, especially in the Campos Basin.

These are projects that stand out for their dual resilience (economic and environmental) and high economic value, making up a portfolio that is viable in scenarios of low oil prices in the long term, with prospective equilibrium Brent averaging US$ 28 per barrel and carbon intensity of up to 15 kgCO2e per barrel of oil equivalent over the five-year period. The company also forecasts an average Total Cost of Produced Oil, which includes lifting cost, government participation, depreciation and depletion, of US$ 36.5/boe during this period, considering government participation according to the average Brent price estimated in the planning assumption.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Ten new production systems will be implemented by 2029, with state-of-the-art technologies that allow for greater efficiency and lower emissions, nine of which have already been contracted. There are also five projects being implemented beyond 2029 and another six projects under study. Petrobras is the operator of all these projects, except for Raia, which is operated by Equinor.

Portfolio of new production systems

With this Plan, Petrobras plans to achieve total production of 3.2 million barrels of oil and gas equivalent per day (boed), of which 2.5 million barrels of oil per day (bpd). To monitor the Plan, a margin of variation of ±4% is considered.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Production Curve 2025-2029

In order to meet the challenges of replenishing reserves, Petrobras has increased investments in exploration activities, totaling a CAPEX of US$ 7.9 billion in the five-year period (5% higher than the previous plan).

At the same time, the proposed Plan also includes projects to increase the availability of gas and a closer look at mature assets, with the aim of assessing the possibilities for extending the productive life of the assets and their production systems and, in the last instance, starting decommissioning activities, with the best sustainability practices in the disposal of assets at the end of their life cycle. The sustainable disposal of equipment and the abandonment of wells will require expenditure of US$ 9.9 billion over the next five years.

Refining, Transport and Marketing + Petrochemicals and Fertilizers (RTM)

SP 2025-29 allocates US$ 19.6 billion in total investments in the Refining, Transportation, Marketing, Petrochemicals and Fertilizers (RTM) segment, representing an increase of 17% compared to the previous plan.

The investments in refining are mainly aimed to increase the capacity of Petrobras' fleet, expanding the supply of high-quality products, such as S10 Diesel and lubricants, and low-carbon fuels. It also seeks to improve the efficiency of the units by advancing in the decarbonization of operations and increasing operational availability.

With the projects in the Plan's RTM portfolio, it is planned to increase distillation capacity from 1,813,000 barrels per day (bpd) to 2,105,000 bpd, with emphasis on the RNEST projects, which include the revamp (expansion) of Train 1 and the completion of Train 2.

Petrobras will increase its S10 Diesel production capacity by 290,000 bpd in its refining system considering the projects in the Implementation Portfolio, and it will have its first unit capable of producing lubricants Group II (more modern) with a capacity to produce 12,000 bpd by 2029. In addition, with projects in the Evaluation Portfolio, there is the potential to add 70,000 bpd of Diesel S10 production capacity beyond 2029.

Under the BioRefining program, the company plans to offer low-carbon products, with lower greenhouse gas (GHG) emissions, being a leader in the energy transition and meeting the growing demand for renewables. Through the program, Petrobras will expand its production capacity for R5 Diesel (with 5% renewable content), via the co-processing route, integrated with the operations of some units in its refining system.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

There are also other projects and studies involving biofuels produced by different technological routes, in particular dedicated plants for Aviation Biokerosene - BioQav (SAF) and 100% renewable diesel (HVO) via the HEFA (Hydroprocessed Esters and Fat Acids) route, as well as ATJ (Alcohol to Jet) studies, a route for producing SAF by processing ethanol. Biorefining projects are also being evaluated in partnership with Refinaria Riograndense and Acelen.

The main investments in Marketing and Logistics focus on removing logistical bottlenecks and expanding operations in strategic markets. Highlights include the initiative to build 16 new cabotage ships and the implementation of logistics projects to increase our presence in growing markets, such as investments in the Port of Santos Waterway Terminal and the construction of a new light fuel pipeline to supply the Midwest.

In addition, there is the resumption of activities in the Fertilizer segments, with investments totaling US$ 900 million over the five-year period in projects such as the resumption of construction of the Nitrogen Fertilizer Unit (UFN-III), in Três Lagoas (MS), and the reactivation of the Araucária Nitrogenados S.A. (ANSA) fertilizer plant, in Araucária (PR).

In the Petrochemicals segment, studies will be conducted into business opportunities in synergy with Refining.

Natural Gas and Low Carbon Energies

The Natural Gas and Power (G&P) projects will receive total investments of US$ 2.6 billion, maintaining the initiatives outlined in the previous plan with a focus on the reliability and availability of its assets to ensure competitiveness in the operation and commercialization of gas and power, also including projects for emissions reduction and initiatives for the integration of renewable sources.

The BP 2025-29 considers the development of two thermal power plants (TPPs) in the Boaventura Energy Complex in Itaboraí (Rio de Janeiro), with the implementation of these projects being conditional on success in future energy capacity reserve auctions.

Regarding Low Carbon Energies (scope 3), the approved plan considers projects and research in the following segments: onshore renewable generation (wind/solar); bioproducts (ethanol, biodiesel, and biomethane); low-carbon hydrogen; carbon capture, utilization and storage (CCUS); etc.

Energy transition

Considering all low-carbon initiatives (scopes 1, 2 and 3), the total investment reaches US$ 16.3 billion in the energy transition. In addition to Low Carbon Energy projects, this includes projects for operations decarbonization and Research & Development (R&D) that involve all segments. This amount represents 15% of the total CAPEX for the five-year period (compared to 11% in the previous plan) and a 42% increase compared to the previous plan.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Energy Transition Investments

The focus on low-carbon initiatives aims at profitable portfolio diversification, promoting Petrobras’ longevity. In the case of renewable generation projects, the company will seek to operate preferably in partnership with large companies in the sector, with the goal of decarbonizing operations, integrating the low-carbon solutions portfolio, and capturing market opportunities in Brazil. For bioproducts, including the ethanol, biodiesel and biomethane chains, Petrobras will seek to enter these segments preferably through minority strategic partnerships or shared control with relevant players in the segment.

In total energy transition CAPEX, the company also includes the Petrobras Carbon Neutral Program and a decarbonization fund, with a budget of US$ 1.3 billion for the 2025-2029 period, intended to finance decarbonization solutions selected for their potential to reduce emissions, considering cost and carbon mitigation impact. Besides intrinsic reduction efforts, as an additional tool, Petrobras plans for the use of quality carbon credit compensation to reduce its total emissions, increasing the contribution to maintaining standing forests and restoring ecosystems.

The six decarbonization commitments (scopes 1 and 2) proposed in the previous plan are maintained for the BP 2025-29, namely:

-	Reduction of total absolute operational emissions of 30% by 2030 compared to 2015
-	Zero routine flaring by 2030
-	Reinjection of 80 million tCO2 by 2025 in CCUS projects
-	GHG intensity in the E&P segment: achieve portfolio intensity of 15 kgCO₂e/boe by 2025, maintained at 15 kgCO₂e/boe by 2030
-	GHG intensity in the Refining segment: achieve intensity of 36 kgCO2e/CWT by 2025 and 30 kgCO2e/CWT by 2030
-	Reduction in the methane emissions intensity in the upstream segment by 2025, reaching 0.25 t CH₄/thousand THC, and reaching 0.20 t CH₄/thousand THC in 2030

Regarding ambitions associated with carbon footprint reduction, the goals include achieving operational emissions neutrality by 2050, the “Near Zero Methane 2030” target, and neutral net growth by 2030, not exceeding the 2022 emission level (40% reduction since 2015), even with the increase in production and activities planned in the BP 2025-29.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Financeability

The BP 2025-29 financeability study resulted in the consolidation of a more efficient capital structure, with greater flexibility and low leverage in challenging scenarios.

The gross debt limit was revised to US$ 75 billion in BP 2025-29, following an analysis of the most appropriate capital structure for the company, which adheres to minimizing the cost of capital, cash flow risks and efficient cash and liquidity management. The increase in the debt ceiling considers robust leverage metrics, even in scenarios of low Brent prices, in addition to providing greater flexibility in relation to the growing relevance of leases in gross debt.

Robust free cash flow allows for solid dividend estimates, projecting US$ 45-55 billion in ordinary dividends in the base case, with flexibility for extraordinary payments.

Sources and uses of cash over the next 5 years

(bands with Total Portfolio view)

1 Includes contingent and deferred payments and divestments

2 Borrowings, net of amortization

3 Total CAPEX

4 Includes extraordinary dividends declared on 11/21/2024

5 Increases in leasings mainly due to amounts included in operating cash flow and investment cash flow in the previous plan

It should be noted that the 2025-29 BP considers, among the assumptions for financeability, the generation of cash higher than investments and financial obligations; minimum cash of US$ 6 billion; gross debt reference range of US$ 55 billion to US$ 75 billion, with convergence at the US$ 65 million level; and payment of dividends in accordance with the current Shareholder Remuneration Policy.

In summary, SP 2050 and BP 2025-29 demonstrate Petrobras' commitment to reconciling oil and gas exploration and production with leadership in the just energy transition. The company is preparing itself for the routes of this transition with an increase of investments in energy transition and portfolio diversification in a responsible and profitable way. The SP 2050 outlines the path Petrobras will take as a leader in the just energy transition, reducing its emissions, maintaining its share in Brazil's energy supply, and increasing the role of renewable energies in its portfolio, thereby contributing to the country's energy security. By mobilizing its resources and its technical capacity, along with partnerships and innovation ecosystem, Petrobras aims to develop solutions that benefit both the company and Brazilian society, generating a multiplier effect on the economy and the country. Petrobras will continue to work with safety, financial responsibility, ethics, transparency, and respect for people and the environment, investing in the present to build a sustainable future, creating jobs, paying taxes, and distributing its gains to society and its shareholders.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer